[BioSante Letterhead]

May 14, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	BioSante Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 on Form S-1 to Registration Statement on Form S-3
(File No. 333-156276)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), BioSante Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Post-Effective Amendment No. 1 on Form S-1 to Registration Statement on Form S-3, File No. 333-156276 (collectively, the “Post-Effective Amendment”), as filed with the Commission on June 5, 2009.

The Company has determined to file a new post-effective amendment to the Company’s Registration Statement on Form S-3 on a Form S-3 instead of Form S-1.  The Company confirms that the Post-Effective Amendment was not declared effective by the Commission, and no securities of the Company have been sold pursuant to the Post-Effective Amendment.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Post-Effective Amendment to the undersigned, facsimile number (847) 478-9260, with a copy to the Company’s legal counsel, Oppenheimer Wolff & Donnelly, LLP, attention: Amy E. Culbert, Esq., Plaza VII, Suite 3300, 45 South Seventh Street, Minneapolis, MN 55402-1609, facsimile number (612) 607-7100.

If you have any questions with respect to this matter, please contact our securities counsel, Ms. Culbert at (612) 607-7287.

Sincerely,

BIOSANTE PHARMACEUTICALS, INC.

By:	/s/ Stephen M. Simes
Stephen M. Simes
President and Chief Executive Officer

cc:	Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.
Amy E. Culbert, Esq., Oppenheimer Wolff & Donnelly LLP